SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February, 2018
Commission File Number: 001-06439

SONY CORPORATION
(Translation of registrant's name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN
(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F X	Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY CORPORATION
(Registrant)

By: /s/ Kenichiro Yoshida
(Signature)
Kenichiro Yoshida
Executive Deputy President and
Chief Financial Officer

Date: February 2, 2018

List of materials

Documents attached hereto:

i) Press release Announcement   Kenichiro Yoshida named as President and CEO effective April 1, 2018; Kazuo Hirai to become Chairman

Sony Corporation
News & Information	1-7-1 Konan, Minato-ku, Tokyo

No. 18-014E
February 2, 2018

Sony Announces New Management Structure
Kenichiro Yoshida named as President and CEO effective April 1, 2018;
Kazuo Hirai to become Chairman

Tokyo, February 2, 2018 -- Sony Corporation (“Sony”) today announced that Kenichiro Yoshida, currently Director, Representative Corporate Executive Officer, Executive Deputy President and Chief Financial Officer, has been appointed as Director, Representative Corporate Executive Officer, President and Chief Executive Officer, effective April 1, 2018.  Kazuo Hirai, currently Director, Representative Corporate Executive Officer, President and Chief Executive Officer, will become Director, Chairman, also effective April 1, 2018.

The above management transition was proposed by Mr. Hirai to the Sony Nominating Committee, and following deliberation by the Nominating Committee, was approved by the Sony Board of Directors at a Board meeting held earlier today.

Following this realignment, Sony will embark on its next mid-range corporate plan starting April 1 2018, under a new management structure led by Mr. Yoshida.

Comment from Kazuo Hirai

“Ever since my appointment as President and CEO in April 2012, I have stated that my mission is to ensure Sony continues to be a company that provides customers with kando - to move them emotionally - and inspires and fulfills their curiosity.  To this end, I have dedicated myself to transforming the company and enhancing its profitability, and am very proud that now, in the third and final year of our current mid-range corporate plan, we are expecting to exceed our financial targets.  And it excites me to hear more and more people enthuse that Sony is back again.  As the company approaches a crucial juncture, when we will embark on a new mid-range plan, I consider this to be the ideal time to pass the baton of leadership to new management, for the future of Sony and also for myself to embark on a new chapter in my life.  My successor, Kenichiro Yoshida, has supported me closely since returning to Sony in December 2013 , contributing extensively beyond his remit as CFO and acting as valuable confidant and business partner, as we took on the challenge of transforming Sony together.  Mr. Yoshida combines a deeply strategic mindset with a relentless determination to achieve defined targets, and the ability to take a global viewpoint.  I believe he possesses the breadth of experience and perspective, as well as the unwavering leadership qualities required to manage Sony’s diverse array of businesses, and as such is the ideal person to drive the company forward into the future.  As Chairman, I will of course offer my full support to Mr. Yoshida and the new management team, and do all I can to facilitate a smooth transition and ensure their future success.”

Comment from Kenichiro Yoshida

“I am very grateful to Kazuo Hirai and the Sony Board for their trust and confidence in appointing me as Sony President and CEO, and at the same time feel a great sense of responsibility in taking on this vitally important role.  Together with the outstanding talent we have across the Sony Group, I will aim to build on the business foundations established by Mr. Hirai, and execute further reform measures that enhance our competitiveness as a global enterprise, and enable us to realize long-term profit growth.  My first priority will be to finalize our next mid-range corporate plan starting in April, together with our immediate business plan for the fiscal year 2018, and then move ahead swiftly with implementation.  This is a hugely exciting time at Sony as we look to our future, and together with my management team I intend to determine the best path for us to move forward, and devote my full effort to creating a better Sony that captures the imagination of our many stakeholders around the world.”

Comment from Osamu Nagayama, Chairman of the Board and Chair of the Nominating Committee

“The Board is grateful to Kazuo Hirai for his outstanding contribution over the past six years, taking leadership of the company amidst an extremely challenging business environment in 2012, and making great progress in revitalizing Sony’s business.  Given these achievements, we were initially surprised by his proposal to step down from the role of President and CEO, but over time and following extensive further discussions we ultimately reached a decision to respect his wishes.  The Nominating Committee had been regularly discussing potential management succession plans, and after receiving the proposal from Mr. Hirai, we engaged in renewed discussion, leading to the conclusion that Mr. Yoshida would be the ideal candidate to succeed Mr. Hirai as Sony President and CEO, and lead Sony into the future.  The Board also unanimously supported this proposal.  Together with Mr. Hirai, the Board will offer their full support to Mr. Yoshida and his new management team, while also closely observing their progress from a shareholder perspective.”